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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Main Street Restaurant Group, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
560345-30-8
(CUSIP Number)
Sandy Nelson
CIC MSRG LP
500 Crescent Court
Suite 250
Dallas, Texas 75201
(214) 871-6843

Copy To:

Edward Rhyne
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Telephone: (713) 547-2226
Facsimile: (713) 236-5504
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	560345308

1	NAMES OF REPORTING PERSONS: CIC MSRG LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN 20-2737899

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

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CUSIP No.	560345308

1	NAMES OF REPORTING PERSONS: CIC PARTNERS GP LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN 20-0081876

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

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SIGNATURE

CUSIP No. 560345308
     This Amendment No. 2 on Schedule 13D (this “Amendment No. 2”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Main Street Restaurant Group, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends and supplements the initial Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on May 9, 2005, as amended by Amendment No. 1 filed with the SEC on May 26, 2006. Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.
     Items 5 and 6 are hereby amended and supplemented by adding the following:
     “On Wednesday, June 28, 2006, at 12:00 midnight, New York City time, the Offer expired and all shares of common stock owned by the Reporting Persons were tendered for $6.40 per share in cash. On Friday, June 30, 2006, the Merger was completed and, pursuant to the terms of the Merger Agreement, the Warrant was cancelled and the Reporting Persons received in consideration of such cancellation $3.39 per share previously subject to the Warrant, representing the difference between the price per share paid in the Offer and the exercise price per share under the Warrant. Therefore, as of June 30, 2006, the Reporting Persons ceased to be beneficial owners of any shares of Common Stock.”
SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Amendment No. 2 is true, complete and correct.

Dated: June 30, 2006	CIC MSRG LP By: CIC Partners GP LLC, its General Partner
	By:	/s/ Sandy Nelson
Sandy Nelson
Chief Administrative Officer

CIC PARTNERS GP LLC
	By:	/s/ Sandy Nelson
Sandy Nelson
Chief Administrative Officer

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